UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Enservco Corporation
(Name of Issuer)
Common Stock, par value $0.005 per share
(Title of Class of Securities)
29358Y102

(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
X  Rule 13d-1(c)
 Rule 13d-1(d)
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,571,657

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,571,657

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,657

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

228,974

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

228,974

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,974

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Investors, Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

95,233

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

95,233

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,233

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,895,864

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,895,864

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,895,864

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON

IA; PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jay Petschek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,895,864

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,895,864

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,895,864

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,895,864

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,895,864

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,895,864

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON

IN

This statement was filed with respect to the Common Stock of Enservco Corporation (the “Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2023.

Item 1.
(a)	Name of Issuer: Enservco Corporation

(b)	Address of Issuer’s Principal Executive Offices: 14133 County Road 9½ Longmont, Colorado 80504

Item 2.
(a)
Name of Person Filing
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•Corsair Capital Partners, L.P. (“Corsair Capital”)
•Corsair Capital Partners 100, L.P. (“Corsair 100”)
•Corsair Capital Investors, Ltd (“Corsair Investors”)
•Corsair Capital Management, L.P. (“Corsair Management”)
•Jay R. Petschek (“Mr. Petschek”) and
•Steven Major (“Mr. Major”)

Corsair Management acts as the investment manager of Corsair Capital, Corsair 100 and Corsair Investors.  Messrs. Petschek and Major are the controlling persons of Corsair Management.

(b)
Address of the Principal Office or, if none, residence
The principal business address for each of Corsair Capital, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 366 Madison Ave, 12th floor, New York, NY 10017.

The principal business address for Corsair Investors is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.

(c)
Citizenship
Each of Corsair Capital, Corsair 100 and Corsair Management is a limited partnership formed under the laws of the State of Delaware.  Corsair Investors is an exempted company formed under the laws of the Cayman Islands.  Each of Mr. Petschek and Mr. Major is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, par value $0.005 per share (“Common Stock”)

(e)	CUSIP Number 29358Y102

Item 3.  If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.  Ownership.

(a)
Amount beneficially owned:  Collectively, the Reporting Persons beneficially own 1,895,864 shares of Common Stock, including 1,400,000 shares of Common Stock underlying currently exercisable warrants.

•Corsair Capital individually owns 1,571,657 shares of Common Stock, including 1,160,000 shares of Common Stock underlying currently exercisable warrants.
•Corsair 100 individually owns 228,974 shares of Common Stock, including 169,000 shares of Common Stock underlying currently exercisable warrants.
•Corsair Investors individually owns 95,233 shares of Common Stock, including 71,000 shares of Common Stock underlying currently exercisable warrants.
•Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100 and Corsair Investors is deemed to beneficially own 1,895,864 shares of Common Stock.

•Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own  1,895,864 shares of Common Stock.
•Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own  1,895,864 shares of Common Stock.

(b)
Percent of class:  Collectively, the Reporting Persons beneficially own 1,895,864 shares of Common Stock, representing 6.8% of all of the outstanding shares of Common Stock based on the 26,585,730 outstanding shares of Common Stock as reported on the Issuer’s Form 10-Q filed November 14, 2023, plus, with respect to each Reporting Person, the number of shares of Common Stock underlying currently exercisable warrants held by such Reporting Person as indicated in Item 4(a) above. The total number of shares of Common Stock underlying currently exercisable warrants held by the Reporting Persons in the aggregate, is 1,400,000.

Corsair Capital’s individual ownership of 1,571,657 shares of Common Stock, including 1,160,000 shares of Common Stock underlying currently exercisable warrants, represents 5.7% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 228,974 shares of Common Stock, including 169,000 shares of Common Stock underlying currently exercisable warrants, represents less than 1% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 95,233 shares of Common Stock, including 71,000 shares of Common Stock underlying currently exercisable warrants, represents less than 1% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 1,895,864 shares of Common Stock represents 6.8% of all the outstanding shares of Common Stock.

The 1,895,864 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represents 6.8% of all the outstanding shares of Common Stock.

The 1,895,864 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 6.8% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote shares of Common Stock Not Applicable

(ii)
Shared power to vote or to direct the vote.

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 1,571,657 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for  228,974 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 95,233 shares of common Stock owned by Corsair Investors.

	(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock Not Applicable

(iv)
Shared power to dispose or to direct the disposition of:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 1,571,657 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 228,974 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 95,233 shares of common Stock owned by Corsair Investors.

Item 5.  Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
See Exhibit A and Exhibit B of the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on March 7, 2023.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 14, 2024

CORSAIR CAPITAL PARTNERS, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:	Corsair Capital Management, L.P.,
Attorney-in-Fact
By:	Corsair Capital Management GP, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, LP.
By:	Corsair Capital Management GP, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major